Exhibit 99.1

Contacts:
Ran Gurit, Controller            Jeffrey Corbin / Lee Roth/ (Investor Relations)
Orckit Communications            KCSA Worldwide
Tel: + 972 3 694 5383            (212) 896-1214/(212) 896-1209/(212) 896-1205
rang@orckit.com                  jcorbin@kcsa.com / lroth@kcsa.com


                  Orckit Announces 2006 Annual General Meeting

         TEL AVIV, Israel, March 30, 2006 -- Orckit Communications Ltd. (Nasdaq:
ORCT) today announced that its Annual General Meeting of Shareholders will be held on Monday, April 24, 2006 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is March 31, 2006. Orckit will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

         The agenda of the meeting is as follows:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) approval of amended indemnification letter agreements in favor of the Company's directors;

         (3) approval of an increase in the non-director employee option pool;

         (4) reappointment of Kesselman & Kesselman as the Company's independent auditors; and

         (5) consideration of the Company's audited financial statements for the year ended December 31, 2005.


Item 1 requires approval of 66 2/3 of the shares voted on the matter, and Items 2, 3 and 4 require the approval of a simple majority of the shares voted on the matter. Item 5 will not involve a vote of the shareholders.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.